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UNITED STATES	OMB Number:	3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 30)*

IES Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44951W 10 6

(CUSIP Number)

Jeffrey L. Gendell

1 Sound Shore Drive, Suite 304

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	-0-

	8.	Shared Voting Power	5,617,723

	9.	Sole Dispositive Power	-0-

	10.	Shared Dispositive Power	5,617,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,617,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,910,529

	8.	Shared Voting Power	5,617,723

	9.	Sole Dispositive Power	1,910,529

	10.	Shared Dispositive Power	5,617,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,528,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,410,162

	8.	Shared Voting Power	-0-

	9.	Sole Dispositive Power	1,410,162

	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,410,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	-0-

	8.	Shared Voting Power	1,260,506

	9.	Sole Dispositive Power	-0-

	10.	Shared Dispositive Power	1,260,506

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,260,506

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	96,891

	8.	Shared Voting Power	1,260,506

	9.	Sole Dispositive Power	96,891

	10.	Shared Dispositive Power	1,260,506

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,357,397

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	642,057

	8.	Shared Voting Power	-0-

	9.	Sole Dispositive Power	642,057

	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 642,057

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	47,284

	8.	Shared Voting Power	-0-

	9.	Sole Dispositive Power	47,284

	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 47,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44951W 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	199,693

	8.	Shared Voting Power	10,985,152

	9.	Sole Dispositive Power	199,693

	10.	Shared Dispositive Power	10,985,152

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,184,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 30 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed by certain of the Reporting Persons on May 18, 2006 (the “Original 13D”), as amended on August 25, 2006, January 11, 2007, September 7, 2007, December 19, 2007, March 5, 2008, November 10, 2008, October 23, 2009, February 3, 2010, March 10, 2010, May 13, 2010, February 11, 2011, July 21, 2011, September 17, 2013, March 5, 2014, August 15, 2014, October 5, 2015, December 24, 2015, March 25, 2016, August 10, 2016, October 5, 2016, December 14, 2018, January 11, 2019, June 26, 2020, October 9, 2020, February 26, 2021, December 16, 2022, September 8, 2023, February 16, 2024 and March 15, 2024 (the Original 13D, together with the amendments, the “Schedule 13D”) with respect to the common stock, par value of $.01 per share (the “Common Stock”), of IES Holdings, Inc. (the “Company”). The principal executive offices of the Company are located at 2 Riverway, Suite 1730, Houston, Texas 77056.

Item 2.	Identity and Background

(a)	This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by it and by TCP;

(iii) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by it;

(iv) Tontine Capital Overseas Master Fund II, L.P. a Delaware limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(v) Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by it and by TCP 2;

(vi) Tontine Associates, L.L.C., a Delaware limited liability company (“TA”), with respect to shares of Common Stock directly owned by it;

(vii) Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock directly owned by it; and

(viii) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock, and phantom stock units (“PSUs”) convertible into Common Stock, directly owned by him and the shares of Common Stock directly owned by each of TCP, TCM, TM, TCP 2, TAA, TA and TCO.

TCP, TCM, TM, TCP 2, TAA, TA, TCO and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of each of TCP, TCM, TM, TCP 2, TAA, TA and TCO is 1 Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830. The business address of Mr. Gendell is 1 Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

(c)	The principal business of each of TCP and TCP 2 is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TM is serving as the general partner of an investment fund affiliated with the Reporting Persons. The principal business of TAA is serving as the general partner of TCP 2. The principal business of TA is to serve as the fund manager of an investment fund affiliated with the Reporting Persons. The principal business of TCO is that of managing its assets. Mr. Gendell serves as the managing member of TCM, TM, TA, TCO and TAA.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of TCP and TCP 2 is a limited partnership organized under the laws of the State of Delaware. Each of TCM, TM, TAA, TA and TCO is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

All securities of the Company owned by the Reporting Persons were purchased with working capital and on margin or, with respect to certain securities owned directly by Mr. Gendell, were granted to Mr. Gendell by the Company for service as a member of the Company’s Board of Directors or in connection with his service as the Company’s Chief Executive Officer pursuant to the IES Holdings, Inc. 2006 Equity Incentive Plan as amended and restated through February 9, 2016 (the "Equity Incentive Plan"). The Reporting Persons’ margin transactions are with UBS Securities LLC and CF Secured, LLC, on each such firm’s usual terms and conditions. All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

On March 6, 2024, TCP 2 entered into a Sales Plan (the “10b5-1 Plan”) with Cantor Fitzgerald & Co. (“Cantor”) that is intended to comply with the requirements of Rule 10b5(1)-(c) promulgated under the Act. Pursuant to the 10b5-1 Plan, TCP 2 directed Cantor to seek to dispose up to 200,000 shares of Common Stock held by TCP 2 during a period (i) commencing on the later of (A) the 90th day following adoption of the 10b5-1 Plan and (B) the third trading day following the filing of the Company’s Form 10-Q for the fiscal quarter ending March 31, 2024 (but no later than the 120th day following adoption of the 10b5-1 Plan) and (ii) ending March 7, 2025. As of June 12, 2024, Cantor sold on TCP 2’s behalf all of the 200,000 shares of Common Stock to be sold under the 10b5-1 Plan in the transactions described in the table below.

Transaction Date	Number of Shares	Weighted Average Price Per Share	Low	High
June 4, 2024	17,279	$134.87	$134.40	$135.39
June 4, 2024	8,342	$135.67	$135.40	$136.19
June 4, 2024	3,400	$137.80	$137.39	$138.24
June 4, 2024	625	$138.42	$138.41	$138.45
June 4, 2024	1.653	$140.12	$139.73	$140.25
June 4, 2024	500	$142.52	$142.50	$142.77
June 4, 2024	697	$145.13	$144.50	$145.49
June 5, 2024	3,214	$134.91	$134.58	$135.32
June 5, 2024	3,229	$137.04	$136.30	$137.29
June 5, 2024	23,811	$137.81	$137.30	$138.25
June 5, 2024	2,972	$138.53	$138.31	$139.05
June 6, 2024	9,312	$130.89	$130.45	$131.44
June 6, 2024	1,163	$131.78	$131.54	$132.20
June 6, 2024	2,270	$133.65	$133.23	$134.01
June 6, 2024	1,416	$134.76	$134.25	$135.00
June 6, 2024	400	$136.07	$135.36	$136.33
June 7, 2024	6,171	$127.24	$126.71	$127.70
June 7, 2024	13,848	$128.26	$127.71	$128.70
June 7, 2024	4,394	$128.96	$128.71	$129.52
June 7, 2024	1,730	$130.24	$130.06	$130.80
June 10, 2024	1,566	$126.50	$126.20	$126.72
June 10, 2024	3,172	$127.89	$127.22	$128.21
June 10, 2024	1,128	$128.45	$128.22	$129.08
June 10, 2024	13,259	$129.80	$129.22	$130.21
June 10, 2024	23,388	$130.65	$130.22	$131.18
June 10, 2024	1,936	$131.50	$131.27	$131.93
June 11, 2024	5,000	$125.24	$125.00	$125.91
June 11, 2024	7,170	$126.59	$126.02	$127.01
June 11, 2024	8,919	$127.44	$127.03	$128.02
June 11, 2024	2,436	$128.29	$128.03	$128.71
June 11, 2024	500	$129.09	$129.09	$129.09
June 11, 2024	100	$130.45	$130.45	$130.45
June 12, 2024	9,300	$131.88	$131.50	$132.46
June 12, 2024	9,100	$132.91	$132.50	$133.49
June 12, 2024	1,200	$134.41	$134.13	$134.80
June 12, 2024	5,400	$135.58	$135.16	$135.89

Additionally, on May 23, 2024 and May 24, 2024, TCP sold a total of 25,000 shares of Common Stock in the transactions described in the table below.

Transaction Date	Number of Shares	Weighted Average Price Per Share	Low	High
May 23, 2024	3,251	$160.50	$160.50	$160.50
May 24, 2024	19,255	$160.92	$160.24	$161.12
May 24, 2024	2,494	$161.41	$161.25	$161.50

The Reporting Persons acquired their shares of Common Stock for investment purposes and in the ordinary course of business or, with respect to certain of the shares of Common Stock and the PSUs owned directly by Mr. Gendell, through grants to Mr. Gendell by the Company for service as a member of the Company’s Board of Directors or as the Company’s Chief Executive Officer pursuant to the Equity Incentive Plan. All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TCM, TM, TA, TCP 2, TAA and/or TCO, or otherwise. In addition, the Reporting Persons may obtain securities of the Company through open market purchases, transfers from other Reporting Persons, grants to Mr. Gendell pursuant to the Equity Incentive Plan or otherwise.

As discussed in this Schedule 13D, the Reporting Persons own approximately 55.3% of the Company’s outstanding Common Stock and can control the Company’s affairs, including (i) the election of directors who in turn appoint management, (ii) any action requiring the approval of the holders of Common Stock, including the adoption of amendments to the Company’s corporate charter, and (iii) approval of a merger or sale of all or substantially all assets. The Reporting Persons can also control certain decisions affecting the Company’s capital structure.

Mr. Gendell has served as a member of the Company’s Board of Directors and as Chairman of the Board since November 2016. Mr. Gendell served as Interim Chief Executive Officer of the Company from July 31, 2020 through September 30, 2020 and has served as Chief Executive Officer of the Company since October 1, 2020. While serving in such capacities, Mr. Gendell may have the ability to affect the composition of the Company’s management and influence the business operations of the Company or extraordinary transactions outside the normal course of the Company’s business. If the Reporting Persons dispose of all or a portion of their holdings in the Company, they may not retain sufficient voting power to cause Mr. Gendell to continue to be a director.

David B. Gendell, the brother of Jeffrey L. Gendell and, until December 2017, an employee of an affiliate of the Reporting Persons, has served as a member of the Company’s Board of Directors since February 2012. Previously, he served as Interim Director of Operations from November 2017 through January 2019, non-executive Vice Chairman of the Board from November 2016 to November 2017 and as non-executive Chairman of the Board from January 2015 to November 2016. While serving in his capacity as a director, David B. Gendell may have the ability to affect the composition of the Company’s management and influence the business operations of the Company or extraordinary transactions outside the normal course of the Company’s business. If the Reporting Persons dispose of all or a portion of their holdings in the Company, they may not retain sufficient voting power to cause David B. Gendell to continue to be a director.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 30 to Schedule 13D.

A.	Tontine Capital Partners, L.P.

	(a)	Aggregate number of shares beneficially owned: 5,617,723. Percentage: 27.8%. The percentages used herein and in the rest of Item 5 are calculated based upon 20,243,458 shares of Common Stock outstanding as of April 30, 2024, as disclosed in the Company’s Quarterly Report on Form 10-Q filed on May 3, 2024.

	(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 5,617,723

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 5,617,723

	(c)	TCP sold a total of 25,000 shares of Common Stock in the last 60 days. Please see the table in Item 4 for descriptions of such transactions.

	(d)	TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

	(e)	Not applicable.

B.	Tontine Capital Management, L.L.C.

	(a)	Aggregate number of shares beneficially owned: 7,528,252. Percentage: 37.2%.

	(b)	1. Sole power to vote or direct vote: 1,910,529

2. Shared power to vote or direct vote: 5,617,723

3. Sole power to dispose or direct the disposition: 1,910,529

4. Shared power to dispose or direct the disposition: 5,617,723

	(c)	TCM has not engaged in any transactions in Common Stock in the last 60 days. TCP sold a total of 25,000 shares of Common Stock in the last 60 days. Please see the table in Item 4 for descriptions of such transactions.

	(d)	Not applicable.

	(e)	Not applicable.

C.	Tontine Management, L.L.C.

	(a)	Aggregate number of shares beneficially owned: 1,410,162. Percentage: 7.0%.

	(b)	1. Sole power to vote or direct vote: 1,410,162

2. Shared power to vote or direct vote: -0-

3. Sole power to dispose or direct the disposition: 1,410,162

4. Shared power to dispose or direct the disposition: -0-

	(c)	TM has not engaged in any transactions in Common Stock in the last 60 days.

	(d)	Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

	(e)	Not applicable.

D.	Tontine Capital Overseas Master Fund II, L.P.

	(a)	Aggregate number of shares beneficially owned: 1,260,506. Percentage: 6.2%.

	(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 1,260,506

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 1,260,506

	(c)	Cantor has sold a total of 200,000 shares of Common Stock on TCP 2’s behalf pursuant to the 10b5-1 Plan in the last 60 days. Please see the table in Item 4 for descriptions of such transactions.

	(d)	TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

	(e)	Not applicable.

E.	Tontine Asset Associates, L.L.C.

	(a)	Aggregate number of shares beneficially owned: 1,357,397. Percentage: 6.7%.

	(b)	1. Sole power to vote or direct vote: 96,891

2. Shared power to vote or direct vote: 1,260,506

3. Sole power to dispose or direct the disposition: 96,891

4. Shared power to dispose or direct the disposition: 1,260,506

	(c)	TAA has not engaged in any transactions in Common Stock in the last 60 days. Cantor has sold a total of 200,000 shares of Common Stock on TCP 2’s behalf pursuant to the 10b5-1 Plan in the last 60 days. Please see the table in Item 4 for descriptions of such transactions.

	(d)	Not applicable.

	(e)	Not applicable.

F.	Tontine Associates, L.L.C.

	(a)	Aggregate number of shares beneficially owned: 642,057. Percentage: 3.2%.

	(b)	1. Sole power to vote or direct vote: 642,057

2. Shared power to vote or direct vote: -0-

3. Sole power to dispose or direct the disposition: 642,057

4. Shared power to dispose or direct the disposition: -0-

	(c)	TA has not engaged in any transactions in Common Stock in the last 60 days.

	(d)	Mr. Gendell is the Managing Member of TA and in that capacity directs its operations.

	(e)	Not applicable.

G.	Tontine Capital Overseas GP, L.L.C.

	(a)	Aggregate number of shares beneficially owned: 47,284. Percentage: 0.2%.

	(b)	1. Sole power to vote or direct vote: 47,284

2. Shared power to vote or direct vote: -0-

3. Sole power to dispose or direct the disposition: 47,284

4. Shared power to dispose or direct the disposition: -0-

	(c)	TCO has not engaged in any transactions in Common Stock in the last 60 days.

	(d)	Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

	(e)	Not applicable.

H.	Jeffrey L. Gendell

	(a)	Aggregate number of shares beneficially owned: 11,184,845. Percentage: 55.3%.

	(b)	1. Sole power to vote or direct vote: 199,693

2. Shared power to vote or direct vote: 10,985,152

3. Sole power to dispose or direct the disposition: 199,693

4. Shared power to dispose or direct the disposition: 10,985,152

	(c)	Mr. Gendell has not engaged in any transactions in Common Stock in the last 60 days. TCP sold a total of 25,000 shares of Common Stock in the last 60 days, and Cantor has sold a total of 200,000 shares of Common Stock on TCP 2’s behalf pursuant to the 10b5-1 Plan in the last 60 days. Please see the tables in Item 4 for descriptions of such transactions.

	(d)	Not applicable.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A. Board Observer Letter

On December 6, 2018, TA entered into that certain Board Observer Letter Agreement, by and between TA and the Company (the “Board Observer Letter”). Subject to the terms and conditions set forth in the Board Observer Letter, the Company granted the Reporting Persons the right, at any time that the Reporting Persons hold at least 20% of the outstanding Common Stock of the Company, to appoint a representative to serve as an observer to the Company’s Board of Directors (the “Board Observer”). The Board Observer, who must be reasonably acceptable to those members of the Company’s Board of Directors who are not affiliates of TA, shall have no voting rights or other decision-making authority. Subject to the terms and conditions set forth in the Board Observer Letter, so long as the Reporting Persons have the right to appoint a Board Observer, the Board Observer will have the right to attend and participate in meetings of the Company’s Board of Directors and the committees thereof, subject to confidentiality requirements, and to receive reimbursement for reasonable out-of-pocket expenses incurred in his or her capacity as a Board Observer and such rights to coverage under the Company’s directors’ and officers’ liability insurance policy as are available to the Company’s directors. On December 20, 2018, an employee of TA was appointed as TA’s initial Board Observer pursuant to the terms of the Board Observer Letter.

B. Letter Agreement

On October 2, 2020, the Company and Mr. Gendell entered into an amended and restated letter agreement (the “Letter Agreement”) to memorialize Mr. Gendell’s appointment, effective October 1, 2020, as Chief Executive Officer of the Company. Pursuant to the Letter Agreement, among other things, the Company made a one-time grant of 100,000 PSUs to Mr. Gendell under the Company’s Equity Incentive Plan in connection with Mr. Gendell’s appointment as Chief Executive Officer of the Company, which PSUs are subject to certain vesting conditions. The terms of such grant are further described in the Phantom Stock Unit Award Agreement attached as Exhibit A to the Letter Agreement.

C. 10b5-1 Plan

On March 6, 2024, TCP 2 entered into the 10b5-1 Plan with Cantor that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act. Pursuant to the 10b5-1 Plan, TCP 2 has directed Cantor to seek to dispose of up 200,000 shares of Common Stock held by TCP 2 during a period (i) commencing on the later of (A) the 90th day following adoption of the 10b5-1 Plan and (B) the third trading day following the filing of the Company’s Form 10-Q for the fiscal quarter ending March 31, 2024 (but no later than the 120th day following adoption of the 10b5-1 Plan) and (ii) ending March 7, 2025. See Item 4 above for additional information.

The foregoing summaries of the Board Observer Letter, the Letter Agreement and the 10b5-1 Plan do not purport to be complete and are qualified in their entirety by reference to Exhibits 99.1, 99.2 and 99.3, which are incorporated by reference herein.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

99.1. Board Observer Letter Agreement, between Tontine Associates, L.L.C. and IES Holdings, Inc., dated December 6, 2018 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed December 7, 2018).

99.2. Letter Agreement, between IES Holdings, Inc. and Jeffrey L. Gendell, dated October 2, 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed October 5, 2020).

99.3. Sales Plan dated March 6, 2024, between Tontine Capital Overseas Master Fund II, LP and Cantor Fitzgerald & Co. (Sales prices and trading strategies omitted from Appendix A pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 99.3 of Amendment No. 29 to this Schedule 13D on Schedule 13D/A filed March 15, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2024
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., as managing member of Tontine Management, L.L.C., as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P., as managing member of Tontine Associates, L.L.C. and as managing member of Tontine Capital Overseas GP, L.L.C.
Name/Title